


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| OMB APPROVAL | |
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| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
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| SEC FILE NUMBER |
| --- |
| 8- 65574 |

### FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING __01/01/05__ AND ENDING __12/31/05__

                                 MM/DD/YY                         MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Perigee Securities, LP

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1605 Main Street, Suite 709

(No. and Street)

Sarasota             Florida             34236

(City)                     (State)                   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
George L. Strobel, II                          (941) 955-0929

                                                    (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Natherson & Company, P.A.

(Name – *if individual, state last, first, middle name*)

1801 Glengary Street      **PROCESSED**      Florida      34231

(Address)                       (City)                         (State)              (Zip Code)

**CHECK ONE:**            **MAR 17 2006**

         ☒ Certified Public Accountant      **THOMSON**

         ☐ Public Accountant      **FINANCIAL**

         ☐ Accountant not resident in United States or any of its possessions.

(stamp: FEB 27 2006)

| **FOR OFFICIAL USE ONLY** |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/15/06

## OATH OR AFFIRMATION

I, <u>George L. Strobel II</u> , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
<u>Perigee Securities, LP</u> , as
of <u>December 31</u> , 20 <u>05</u> , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

<u>_____</u>
Signature

<u>_____</u>
Title

MELISSA LORD
MY COMMISSION # DD :
EXPIRES: August 9, 2
Bonded Thru Notary Public Und:    ers

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PERIGEE SECURITIES, LP

FINANCIAL STATEMENTS
AND INDEPENDENT AUDITORS' REPORT

December 31, 2005 and 2004

**NATHERSON & COMPANY, P.A.**
Certified Public Accountants

1801 Glengary Street
Sarasota, Florida 34231
(941) 923-1881
Fax  923-0065

544 Bay Isles Road
Longboat Key, Florida 34228
(941) 387-8555

Members
American Institute of Certified
Public Accountants
Florida Institute of Certified
Public Accountants
Division for CPA Firms, AICPA
Private Companies Practice
SEC Practice Sections

Russell S. Natherson, C.P.A.
Patrick L. Gallagher, C.P.A.
Russell E. Natherson, C.P.A.
Randall L. Natherson, C.P.A.
Eileen A. Sarris, C.P.A.

## Independent Auditors' Report

To the Members
of Perigee Securities, LP

We have audited the accompanying statements of financial condition of Perigee Securities, LP as of December 31, 2005 and 2004, and the related statements of income, changes in partners' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Perigee Securities, LP, as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information as of and for the year ended December 31, 2005 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

*Natherson + Company, P.A.*

Sarasota, Florida
January 24, 2006

Perigee Securities, LP

## STATEMENTS OF FINANCIAL POSITION

December 31,

|  | 2005 | 2004 |
|---|---|---|
| **ASSETS** | | |
| **CURRENT ASSETS** | | |
| Cash | $ 17,885 | $ 15,185 |
| Referral fee receivable | 16,885 | 16,039 |
| Prepaid expenses | 1,139 | 389 |
| Total current assets | $ 35,909 | $ 31,613 |
| | | |
| **LIABILITIES AND PARTNERS' EQUITY** | | |
| **CURRENT LIABILITIES** | | |
| Accrued expense | $ 2,000 | $ 2,000 |
| Due to affiliate | 3,191 | - |
| Total current liabilities | 5,191 | 2,000 |
| **PARTNERS' EQUITY** | 30,718 | 29,613 |
| | $ 35,909 | $ 31,613 |

The accompanying notes are an integral part of these statements.

Perigee Securities, LP

STATEMENTS OF INCOME

Years ended December 31,

|  | 2005 | 2004 |
|---|---|---|
| Revenues | | |
| Referral fees | $ 200,962 | $ 111,681 |
| Variable insurance commission | 41,120 | - |
| Other | 2,547 | 8,309 |
| | 244,629 | 119,990 |
| | | |
| Expenses | | |
| Overhead allocation | 9,662 | 12,958 |
| Broker dealer fees | 8,430 | 6,510 |
| Consulting | 5,478 | 453 |
| Professional fees | 2,736 | 2,025 |
| Insurance | 715 | 480 |
| Taxes and licenses | 317 | 672 |
| Miscellaneous | 25 | - |
| | 27,363 | 23,098 |
| | | |
| NET INCOME | $ 217,266 | $ 96,892 |

The accompanying notes are an integral part of these statements.

Perigee Securities, LP

STATEMENTS OF CHANGES IN PARTNERS' EQUITY

Years ended December 31,

|  | General Partner | Limited Partners | Total |
|---|---|---|---|
| Partners' equity at January 1, 2004 | $ 23 | $ 12,698 | $ 12,721 |
| Net income | 484 | 96,408 | 96,892 |
| Distributions to partners | (400) | (79,600) | (80,000) |
| Partners' equity at December 31, 2004 | 107 | 29,506 | 29,613 |
| Net income | 1,086 | 216,180 | 217,266 |
| Distributions to partners | (1,081) | (215,080) | (216,161) |
| Partners' equity at December 31, 2005 | $ 112 | $ 30,606 | $ 30,718 |

The accompanying notes are an integral part of these statements.

Perigee Securities, LP

STATEMENTS OF CASH FLOWS

Years ended December 31,

| | 2005 | 2004 |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net income | $ 217,266 | $ 96,892 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| (Increase) in referral fee receivable | (846) | (16,039) |
| (Increase) in prepaid expenses | (750) | - |
| Increase (decrease) in due to affiliate | 3,191 | (500) |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | 218,861 | 80,353 |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | |
| Distributions to partners | (216,161) | (80,000) |
| NET INCREASE IN CASH | 2,700 | 353 |
| Cash at beginning of year | 15,185 | 14,832 |
| Cash at end of year | $ 17,885 | $ 15,185 |

The accompanying notes are an integral part of these statements.

Perigee Securities, LP

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. Organization

Perigee Securities, LP (the "Partnership") was formed as a limited partnership under the laws of the State of Delaware on June 28, 2002. The partnership will continue until dissolved and liquidated in accordance with the Partnership Agreement. There were two limited partners at December 31, 2005 and 2004. Perigee Group, LC is the General Partner, and has full and complete power and authority to take all actions, and execute any and all agreements, contracts, documents, certifications, and instruments, for and on behalf of the Partnership and in its name. The Partnership is registered with the Securities and Exchange Commission ("SEC") and National Association of Securities Dealers, Inc. ("NASD") and subject to regulation under the Securities Exchange Act of 1934. The Partnership is an introducing broker-dealer.

The Partnership executes all of its customers' transactions on a fully disclosed basis through clearing broker-dealers who carry the accounts and securities of the Partnership's customers.

In 2005, the Partnership entered into an agreement with a registered representative in St. Louis, Missouri. The registered representative is an independent contractor subject to supervision by the Company. The representative reimbursed the Partnership for certain expenses incurred. The reimbursement is included in other income in 2005. The representative will receive 75% of the commissions generated up to $100,000 and 90% of the commissions generated above $100,000 per year. No such commissions were generated in 2005.

2. Income Taxes

All tax effects of the partnership's income or loss are passed through to the partners individually; thus, this statement includes no income tax expense or benefit for the partnership.

3. Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Perigee Securities, LP

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

4. Cash and Cash Equivalents

The Partnership considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for purposes of the statement of cash flows. The Partnership maintains its cash accounts at commercial banks. Total cash balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000 per bank. At December 31, 2005, amounts on deposit at commercial banks were fully insured by FDIC.

5. Referral Fee Receivable

The referral fee receivable represents commissions earned which were not received at year-end. The Partnership uses the allowance method of accounting for doubtful accounts. The allowance is based upon a review of the current status of existing receivables and management's estimate as to their collectibility. No allowance for doubtful accounts was recorded during 2005 or 2004 as management believes all accounts are collectible.

NOTE B - RELATED PARTY TRANSACTIONS

The Partnership has a management services agreement with Perigee Capital, LP under which management and back office support services are provided and charged as an overhead allocation service fee. Costs are allocated based on the percentage of time devoted to the Partnership. Perigee Capital, LP is a related party due to common ownership. The overhead allocation service fee owed to Perigee Capital, LP by Perigee Securities, LP was waived for five months of 2004 to allow the Partnership to maintain the minimum net capital requirement. This waiver has been reflected as other income while the overhead allocation fee is reflected as an expense.

NOTE C - ALLOCATION OF PROFITS AND LOSSES

Profits for each fiscal year will be allocated among the partners in proportion to their percentage interests. Losses for each fiscal year will be allocated among the partners in accordance with their percentage interest, until each limited partners' capital account has been reduced to zero, and thereafter, to the General Partner. If the allocation of losses to the General Partner results in a negative capital balance, future profits are allocated to the General Partner to restore the basis to zero, then to all partners in proportion to their percentage interests.

Perigee Securities, LP

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2005 and 2004

## NOTE D - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

A statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5 of the SEC is not presented since no such liabilities existed at December 31, 2005 or 2004 or at any time during the years then ended.

## NOTE E - NET CAPITAL REQUIREMENTS

The Partnership is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires that net capital must be the greater of $5,000 or 6.67% of aggregate indebtedness, both terms as defined by the Rule. At December 31, 2005 and 2004, the Partnership has net capital of $13,444 and $13,186, respectively, which exceeded the capital requirement by $8,444 and $8,186, respectively. The Partnership's ratio of aggregate indebtedness to net capital was .39 to 1 at December 31, 2005.

## NOTE F - EXEMPTION UNDER SECTION (k)(2)(ii)

The Partnership operates pursuant to the (k)(2)(ii) exemptive provisions of SEC rule 15c3-3. The Partnership is an introducing broker-dealer who clears all transactions with and for customers on a fully disclosed basis with clearing broker-dealers, and who promptly transmits all customer funds and securities to the clearing broker-dealers which carry all of the accounts of such customers and maintain and preserve such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by clearing broker-dealers.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2005

Perigee Securities, LP

COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2005

NET CAPITAL

| | |
|---|---|
| Partners' equity | $ 30,718 |
| | |
| Deductions for non-allowable assets | |
| Referral fee receivable | (16,885) |
| Prepaid expenses | (389) |
| | |
| NET CAPITAL | $ 13,444 |

AGGREGATE INDEBTEDNESS

| | | |
|---|---|---|
| Items included in balance sheet | | |
| Accrued expense | $ 2,000 | |
| Due to affiliate | 3,191 | |
| Total aggregate indebtedness | $ 5,191 | |
| | | |
| Ratio: Aggregate indebtedness to net capital | | .39 to 1 |
| | | |
| Minimum net capital requirement | | $ 5,000 |

A reconciliation with the Partnership's computation (included in Part II of Form X-17A-5 as of December 31, 2005) is not presented as there are no material differences.

INDEPENDENT AUDITORS' REPORT ON

INTERNAL CONTROL REQUIRED

BY SEC RULE 17a-5



# NATHERSON & COMPANY, P.A.
## Certified Public Accountants

1801 Glengary Street    544 Bay Isles Road
Sarasota, Florida 34231    Longboat Key, Florida 34228
(941) 923-1881    (941) 387-8555
Fax   923-0065

Members
American Institute of Certified
Public Accountants
Florida Institute of Certified
Public Accountants
Division for CPA Firms, AICPA
Private Companies Practice
SEC Practice Sections

Russell S. Natherson, C.P.A.
Patrick L. Gallagher, C.P.A.
Russell E. Natherson, C.P.A.
Randall L. Natherson, C.P.A.
Eileen A. Sarris, C.P.A.

## Independent Auditors' Report on
## Internal Control Required
## by SEC Rule 17a-5

To the Members of
Perigee Securities, LP

In planning and performing our audit of the financial statements and supplementary information of Perigee Securities, LP for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are

executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Natherson + Company, P.A.*

Sarasota, Florida
January 24, 2006